SUB-ITEM 77H:  Changes in control of registrant


Federated Core Trust II. L.P.
(Registrant)




As of May 31, 2016, Federated Total Return Bond Fund has attained control of the Registrant by acquiring
27.50% of the voting securities of the Registrant.